PENTAIR
PENTAIR’S PATH FORWARD
Electrical Products Group Conference
RANDALL J. HOGAN
Chairman and Chief Executive Officer
May 22, 2012
Filed by Pentair, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pentair, Inc.
Registration Number: 333-181250

PENTAIR

FORWARD-LOOKING STATEMENTS
Caution Concerning Forward-Looking Statements
This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger,  Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts.  Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements.  These statements are based on the current expectations of the management of Pentair, Tyco
Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change.  Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or
Tyco  Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair's or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their
Annual Reports on Form 10-K under the caption “Risk Factors”.   Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information
The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders.
On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the Merger. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-1 containing a preliminary prospectus and Tyco filed with the SEC a preliminary proxy statement regarding the Distribution. The preliminary proxy statement/prospectus regarding the Merger, the preliminary prospectus regarding the Distribution and the Tyco preliminary proxy statement are available free of charge on the SEC’s website at
www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Merger and Tyco plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Distribution. Shareholders are urged to read the Form S-4 containing the preliminary proxy statement/prospectus, the Form S-1 containing the preliminary prospectus and the Tyco preliminary proxy statement, which are available now, and the Form S-4 containing the definitive proxy statement/prospectus regarding the Merger, the Form S-1 containing  the definitive prospectus regarding the Distribution and the Tyco definitive proxy statement and any other relevant documents when they become available, because they will contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions.  The definitive proxy statement/prospectus relating to the Merger, the definitive prospectus relating to the
Distribution, the Tyco definitive proxy statement and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at
www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd.,
Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton,
NJ, 08540, or by calling (609) 720-4200.
Participants in the Solicitation
Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and Tyco Flow’s registration statement on
Form S-4 containing the preliminary proxy statement/prospectus relating to the Merger, which was filed with the SEC on May 8, 2012. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and Tyco’s preliminary proxy statement, which was filed with the SEC on May 8, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.

PENTAIR

KEY MESSAGES
Positioning ‘New’ Pentair for Sustainable, Profitable Growth
Clear Strategic Roadmap for Shareholder Value Creation
Integration Planning Efforts Well Underway
High Confidence in Deal Synergies and Long Term Targets
Pentair and Tyco Flow Control … Great Fit

PENTAIR

A Decade of Positive Transformation
~
20%
of Sales
in Fast Growth
Region
~
5%
of Sales in
Fast Growth
Regions
Acquired
~
$200M
in Tech Product
Sales
Today
Today
Early
Early
2000’s
2000’s
Mid-
Mid-
2000’s
2000’s
Sold Tools,
Acquired >$1B in
Water Revenues
Portfolio of ~25
Smaller Businesses;
Manufacturing
Oriented
Global Businesses,
More Solutions
Focused
Acquired A Leading
Membrane Technology
Company (May 2011)
Began Lean
Enterprise in
Tech Products
A HISTORY OF CHANGE
Announced Pending
Merger with
Tyco Flow Control
(March 2012)
Clear Strategic Roadmap

PENTAIR

2009 2010 2011
STRONG PERFORMANCE Pentair Standalone
2009 2010 2011
Adj.
ROS *
9.6%
ROS
11.0%
$2.7
$3.0
Fast Growth Regions, Innovation & Op Excellence Key Drivers
•
8% Organic Growth, 2 Yr CAGR
-
Tech Products +12%
-
Water & Fluid +7%
w/ No Meaningful Residential
Market Recovery
•
PIMS Toolkit
-
Key Driver of 210 bps Op Margin
Expansion Over Past Two Years
-
Enabling Increasing R&D and
Growth Investments
$3.5
Adj.
ROS *
11.7%
SALES
($B)
ADJ. OPERATING INCOME
*
($M)
FREE CASH FLOW
*
($M)
+13%
2-YR CAGR
+25%
2-YR CAGR
$258
$334
$404
*Results are adjusted and from continuing operations; see reconciliations in appendix
2009 2010 2011
Adj. NI FCF in excess of Adj. NI
•
Cash Generation
-
FCF >100% of Adj. Net Income
for 8 of Past 10 Years
-
36 Consecutive Years of
Dividend Increases
$207
$211
$248
+10%
2-YR CAGR
Clear Strategic Roadmap

PENTAIR

CURRENT STATE OF AFFAIRS
Solid Secular Demands … Prioritized Investments
•
Secular Trends in Energy Efficiency, Sustainability and Scarcity
Continue to Drive Solid Demand
• Growth Investments Reading Out in Energy, Food & Beverage,
Fast Growth Regions …
Steady Industrial
• Price/Inflation Dynamics Positive ... With Good Productivity
•
Anniversary CPT Acquisition in Q2 …
Nice Contribution to
Growth Expected in 2H of 2012
• Western Europe and Municipal Headwinds
Continue;
Easier
Comparisons in 2H of 2012
• Negative Impact from Foreign Currency Expected
Clear Strategic Roadmap

Growth
ROIC
Technology
PIMS
Delivering Shareholder Value
Sustainable Innovation
Fast Growth Regions
Margin Expansion
Cash Flow

PENTAIR

STRATEGIC ROADMAP
Shareholder Value Creation is #1 Priority
•
Invest in Innovative Technology
& Application Expertise
•
Innovate Around Scarcity, Energy
Efficiency and Sustainability
•
Continue to Build Scale in Fast
Growth Regions
•
Taking PIMS to the Next Level
and Leveraging New Rapid
Growth Tool
STRATEGIC PRIORITIES
Clear Strategic Roadmap

1 2 3 4

RAPID GROWTH PROCESS α

PENTAIR

3D DISCOVER DEVELOP DEPLOY

Rewards
Performance
Development

GLOBAL TALENT SYSTEM

PENTAIR

Safety, Quality, Delivery, Cost and Cash Focus
Attracting and Developing Top Talent
Prioritizing Investments & Innovation
Building Growth Capabilities
LEAN
ENTERPRISE
PENTAIR INTEGRATED MANAGEMENT SYSTEM
Executing Our Proven Strategy
Clear Strategic Roadmap

PENTAIR

STRATEGIC GUIDEPOSTS
Breadth and Expertise to Serve the “New” New World
Industrialization Infrastructure Resource Scarcity Quality of Life
>4 Billion Reaching
Middle Class Globally
Needs and Wants Are
Driving Demand
Increasing Population and Wealth
of the “New” New World
Food
Infrastructure/Industry
(Transportation and Manufacturing)
Energy
Great Fit
&

PENTAIR

•
More Scale in Fast Growth
Regions
•
More High Growth,
Attractive Verticals
•
Strong from the Start …
Stronger in the Future
•
Strong Balance Sheet &
Steady Cash Flow
•
Better Positioned to Address
Global Trends in “New” New
World
Expect $0.40 Accretive to 2013 Adj EPS
**
.. >$5/share in 2015
WHY TYCO FLOW CONTROL
STRONGER, MORE BALANCED
~18% ~25%
Fast Growth Regions
% of Sales
<10% ~25%
Energy Sector
% of Sales
~36% ~20%
Residential Sector
% of Sales
~20/80 ~45/55
Long/Short Cycle
Business
~2.6X ~1.6X
Debt to EBITDA Ratio
BEFORE* AFTER*
Great Fit
* “Before” reflects standalone Pentair 2011 Sales, Debt and EBITDA; “After” reflects combined proforma projected 2012 Sales, Debt and EBITDA; **Excludes Anticipated Transaction
Related Costs:  Restructuring & Other; Transaction;  and Noncash Inventory Step-up and Customer Backlog Costs.

PENTAIR

Water & Environ. Water & Fluid
Thermal Controls Technical Products
Valves & Controls Flow Control
STRONG STRATEGIC FIT
Complementary Capabilities to Best Serve Customers
PENTAIR
SALES BY SEGMENT
TYCO FLOW
SALES BY SEGMENT
COMBINED COMPANY SALES
2012 pro forma PROJECTED SALES ~$7.7B*
Water &
Fluid
Solutions,
~70%
Technical
Products,
~30%
Valves &
Controls,
~60%
Water &
Environ.,
~20%
Thermal
Controls,
~20%
Projected 2012 Sales:  ~$3.7B
Projected 2012 Sales:  ~$4.0B*
Technical
Products,
~30%
Water &
Fluid
Solutions,
~45%
Equipment
Protection
Solutions,
~25%
Flow
Control,
~30%
* Tyco Flow financials calendarized to December.
Great Fit

PENTAIR

SERVING HIGH GROWTH SECTORS
Driven By Strong Secular Growth Trends
Increased Scale in
Attractive Growth Sectors
DIVERSE VERTICALS
COMBINED 2012 pro forma PROJECTED SALES MIX
Industrial
Performance & Quality
Efficiency
Hazardous
Energy
Efficiency
Unconventional
Technology
Global Water
Scarcity
Regulation
Sustainability
Infrastructure
Aging
Capacity Needs
Urbanization
SECULAR TRENDS DRIVING DEMAND
Great Fit
* Energy includes Oil & Gas; Power and Mining.
Energy*,
~25%
Comm’l,
~10%
Infrastructure,
~10%
Industrial,
~35%
Residential,
~20%

PENTAIR

EXPANDED GLOBAL REACH
Fast Growth Regions ~25% of Combined Sales
~35%
DEVELOPED
REST OF WORLD
WORLDWIDE
>100 Manufacturing Facilities
>90 Service Centers
>30,000 Employees
Significant US Residential
Installed Base
US Industrial Sector Strength
Continued Global Increase
in Demand for Oil and Gas,
Power & Mining
Broader Offering, Recognized
Brands, Plus Service Centers in
Large, Fragmented Market
Rising GDP and
Urbanization Driving
Infrastructure, Energy &
Water Demands
Robust Industrial Sector
Greater Scale in Fast
Growth Regions Across
All Businesses
~25%
FAST GROWTH
REGIONS
Great Fit
* Energy includes Oil & Gas; Power and Mining.
Combined 2012 Pro Forma Projected
Geographic Sales Mix
~40%
US & CANADA

PENTAIR

•
Operating/G&A Cost Synergies: ~$160M pre-tax
–
Direct/Indirect Sourcing Opportunities
–
Lean/PIMS in Factories: Deploy in Tyco Flow
–
IT/Finance/HR Standardization
–
Management and Regional Business Integration
•
‘Day 1’ Cost Avoidance: ~$40M pre-tax
–
~$80M Public Company Corporate Cost Avoidance,
Net of ~$40M Integration/Corporate Investments
•
‘Day 1’ Annualized Tax Rate of ~24-26%
(Below the Operating Line)
•
Revenue Synergies … All Upside Potential
–
Cross-Selling of Channels, Verticals, Products and Services
–
Not Assumed in Accretion and Cash Flow Forecasts
VALUE CREATION POTENTIAL
Corp Cost
Avoidance
Tax
Synergies
Cost
Synergies
Tremendous Day 1 Value From Corp Cost Avoidance + Taxes
RUN-RATE SYNERGY ESTIMATE
Est. Transaction Related Costs of $360M
(~$220M is Non-Cash Inventory Step-Up and
Customer Backlog Costs)
~$200M
Operational
Synergies
pre-tax
ANTICIPATED SYNERGIES
Expected
Annualized
Tax Rate of
~24-26%
High Confidence in Synergies
‘Day 1’
Synergies

PENTAIR

COST SYNERGY DRIVERS
Expected Annual Cost Synergies of ~$200M by 2015
~$25M
~$20M Direct
~$40M Indirect
Proven PIMS Strategy
– $25M by Year 3 (Lean, Distribution, & Warranty)
– Reinvesting in Lean Talent Yr 1 & 2
Realistic Sourcing Assumptions
– Scale, Geographic Reach, and Standardization
– Manufacturing Footprint Rationalization Not Incl.
~$115M
Good Visibility
– ½ Cost Avoidance; ½ Standardization
– Standardization of Accounting, ERP’s,
Global Structure, Payroll, and IT Applications
– Includes ~$20M Integration Team Investment
ANTICIPATED OPERATIONAL
COST SYNERGIES pre-tax
~$90M
~$150M
~$200M
Global
Structure:
G&A,
Selling/
Marketing
Ops/
Lean
Direct/
Indirect
Sourcing
2013 2014 2015
High Confidence in Synergies
‘Day 1’
Cost
Synergies

PENTAIR
16 16 16
Core Capabilities … Leverage Existing Playbooks
PROVEN PENTAIR CAPABILITIES
•
ERP Platforms 40+ 15 >60%
•
Data Centers 40+ 6 >85%
•
HR Processes 850+ ~35 >95%
•
Payroll Centers 35+ 18 >45%
•
Accounting Centers 50+ 27 >45%
2007    2011*
•
Core Business Potential
Example: Doubled Technical Products
Op Margin in 10 Yrs to 18%+ with
Further Opportunities to Drive
Productivity Improvements
Est. ~$70M of
Savings
’07 – ‘11
…
Further Potential
w/CPT, Tyco Flow
High Confidence in Synergies
STANDARDIZATION
LEAN ENTERPRISE
Improvement
* Excludes CPT Acquisition.
•
Year 1 Benefits in Acquisitions
Meaningfully Improved Lead Times,
Freed Up Manufacturing Space,
Reduced Inventory Levels … Helped
‘Fund’ Lean Leaders/Training in Every
CPT & Hidro Filtros Facility

PENTAIR

REVENUE OPPORTUNITIES
Significant Potential … Not in Synergy/EPS Targets
High Confidence in Synergies
• Cross-Selling Across the Global Enterprise
– Protective Enclosures, Thermal, Valves & Controls, Process Technologies,
Water Purification, Flow Technologies, Water & Environmental Systems,
Aquatic Systems
• Greater Fast Growth Region Presence
–
Tyco Flow Adds Immediate Scale in Emerging Markets
• Technology Innovation with Greater Customer Reach
–
Pentair’s Filtration & Flow Technology …
Tyco Flow’s Global
& Customer Reach
–
Tyco Flow’s Valves, Controls & Thermal Technology …
Pentair’s Customer
& Channel Reach
• Extend Service Footprint to Grow Aftermarket Revenue
–
Extend Tyco Flow’s >90 Service Centers and >1,100 Service Technicians
Globally to Pentair Systems and Solutions

PENTAIR
18 18
INTEGRATION PRINCIPLES
•
Lock & Load on Short, Medium and Long-term Deliverables
“Day 1–100” Business Continuity & Fast Start
“Day 500” Growth & Cost Synergies Realized … Organization in Rhythm
“Day 1,000” $10B+ Global Leader … One Company Culture
•
Ensure Base Business Results of the 8 GBU’s Are Delivered
•
Ensure We Achieve Targeted Cost Synergies (base + synergies = 2015 targets)
•
Elevate Functional Capabilities to Manage a Global Company
•
Manage Potential Risks (Competitors, Tax, Compliance)
•
Build a Pipeline of Growth Opportunities to Deliver Upside
•
Choose & Go …
Standard Processes & Critical Activities… Applied Quickly
Over 30,000 Employees Focused On Delivering Value
Integration Planning

1 2 3 4

Flow Technologies
Aquatic Systems
Water Purification
Process Technologies
Technical Products
Valves & Controls
Thermal Controls
WES

PENTAIR

INTEGRATION APPROACH
19 19
Enhance PIMS and Drive Across All Businesses
Leverage & Expand
PIMS Toolkit
Fully Train, Fully Adopt & Expand
8 Global
Business Units
Choose Quickly & Go
~50/50 Pentair/Tyco Flow
(~$160M after Corp Cost Avoidance)
Drive Standardization
Opportunity
Avoid, Leverage &
Reduce Costs
Integration Planning

PENTAIR
20 20
•
1 GBU
–
Valves & Control
•
~30% Fast Growth
•
Growth Opportunities:
Energy & Industrial
Process
•
Standardization Synergy
Opp’ty: ~200 bps of ROS
8 GBU’s With Attractive Growth Opportunities
RUN AS 8 GBU’s (In 3 Reporting Segments)
Equipment Protection Systems
~$1.9B*
Flow Control
~$2.5B*
Water & Fluid Solutions
~$3.3B*
•
5 GBU’s
–
Flow Technologies
–
Process Technologies
–
Aquatic Systems
–
Water & Environmental
Solutions
–
Water Purification
•
~25% Fast Growth
•
Growth Opportunities:
Water Reuse, Energy
Efficiency, Food and
Beverage & Infrastructure
•
Standardization Synergy
Opp’ty: ~250 bps of ROS
•
2 GBU’s
–
Technical Products
–
Thermal
Solutions
•
~20% Fast Growth
•
Growth Opportunities:
Energy, Industrial &
Infrastructure
•
Standardization Synergy
Opp’ty: ~150 bps of ROS
Integration Planning
* Tyco Flow financials calendarized to December; Combined Projected Pro Forma 2012 Sales

PENTAIR
21 21
8 GBU’s With Strong Growth and Income Potential
SYNERGY PLANNING
Integration Planning
•
Direct Sourcing; ~$20M by 2015: Looking to Drive Upside, needs to be managed by
Commodity, By Business, By Localized Region
(~20 bp’s of improvement by 2015)
•
Global Selling/Marketing + Indirect Sourcing; ~$35M by 2015 : Includes Fast Growth
Facility & Organization Opportunities, Reduction in Printed Collateral, Alignment of
Tradeshows, Brand Rationalization and Positioning, Cross Selling, Customer Care, &
Developed Sales Office Consolidation and Structure across 8 GBU’s and over 200 sales offices
(~40 bp’s of improvement by 2015)
•
Corporate; ~$45M by 2015: Almost Complete with New Pentair Budget …
on Track and
Expanding Capability to Serve a ~$10B Global Company
•
Lean & Operations + Indirect Sourcing; ~$35M by 2015: Includes Warranty, Scrap,
Facilities Costs, Utility Costs, SKU Rationalization, Distribution, Excess & Obsolete,
Delivery across ~100 Factories and ~90 Service Centers …
(~40 bp’s of improvement by 2015)
Does Not Yet Include Factory Consolidations
•
Global G&A + Indirect Sourcing; ~$65M by 2015: Includes Fast Growth Shared Support,
Reduction of ~40 ERP’s within the GBU’s, Standardization of >50K Software applications, standardization of payroll, credit, collections, payables, IT infrastructure, mobile devices, other indirect spending, audit fees & statutory fees and structure
(~130 bp’s of
improvement by 2015)

PENTAIR

TIMELINE
Solid Progress … On Track to Close End of September
•
Filed Preliminary S-4
•
Early Termination on Hart-
Scott-Rodino
•
Named Integration Leader;
Held Planning & Kick Off
Meeting
•
Began Functional Work
Stream Planning (detailed level)
•
Identified Business Leaders
•
Defined Reporting Structure
•
Final S-4 and Proxy
Statement Filing
•
Obtain Other Regulatory
Approvals (EU, other foreign jurisdictions)
•
Pentair and Tyco International
Shareholder Approval
•
Project by Project detailed
Synergy Plans with
Accountable Owners
Execute On 2012 Strategic
Execute On 2012 Strategic
Priorities & Targets …
Priorities & Targets …
Retain Talent
Retain Talent
Integration Planning
COMPLETED (~60 DAYS) NEXT STEPS (~180 DAYS)

PENTAIR
23 23
KEY MILESTONES
Integration & Standardization … With Priorities
•
Day One Synergies
•
Business Continuity
•
People & Communications
•
Integration Playbook
•
Day 1 Synergies + Path Forward on Year 1
•
Maintain Business & Customer Focus
•
Energized Workforce … Positive & Focused
•
Frame Revenue Synergies
•
Growth & Cost Synergies
•
PIMS Adopted & Elevated
•
Functional Standards
•
Integration Standardization
•
Maximize Growth & Cost Opportunities
•
Operationally & Culturally One Company
•
Elevating Our Capabilities in Each Function
•
Standardized / Repeatable Programs
•
Deployed Global Processes
•
Standardization & Culture
•
Leading Global Practices
•
Identify & Incorporate New Processes
Integration Planning
CONTINUITY & FAST START
GROWTH + STANDARDIZATION
LEADING GLOBAL PROCESSES
‘First 100 Day’ Plan
‘Day 500’ Plan
‘Day 1,000’ Plan

PENTAIR

SUMMARY
Positioning ‘New’ Pentair for Sustainable, Profitable Growth
Clear Strategic Roadmap for Shareholder Value Creation
Integration Planning Efforts Well Underway
High Confidence in Deal Synergies and Long Term Targets
Pentair and Tyco Flow Control … Great Fit

PENTAIR Questions? Thank You

PENTAIR 26 APPENDIX GAAP to Non-GAAP Measurements & Reconciliations

PENTAIR

REPORTED TO ADJUSTED RECONCILIATIONS
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" years ending December 31, 2011, December 31, 2010 and December 31, 2009
to the "Adjusted" non-GAAP excluding the effect of adjustments (Unaudited)
Year Year Year
In millions, except per-share data
2011 2010 2009
Net sales 3,456.7 $                      3,030.8 $                      2,692.5 $
Operating income - as reported 168.5 $                         334.2 $                         219.9 $
% of net sales 4.9% 11.0% 8.2%
Adjustments:
CPT deal related costs 8.3 — —
Restructuring and asset impairment 12.9 — 37.9
Inventory step-up and customer backlog 13.4 — —
Goodwill impairment 200.5 — —
Operating income - as adjusted 403.6 334.2 257.8
% of net sales 11.7% 11.0% 9.6%
Net income from continuing operations attributable
to Pentair, Inc. - as reported 34.2 197.8 115.5
Adjustments net of tax 206.5 — 26.2
Bond tender — — 3.2
Net income from continuing operations attributable
to Pentair, Inc. - as adjusted 240.7 197.8 144.9
Continuing earnings per common share attributable to Pentair, Inc. - diluted
Diluted earnings per common share - as reported 0.34 $                           2.00 $                           1.17 $
Adjustments 2.07 — 0.30
Diluted earnings per common share - as adjusted 2.41 $                           2.00 $                           1.47 $

PENTAIR

GAAP TO NON-GAAP RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of Free Cash Flows for the years ending December 31, 2011, December 31, 2010 and December 31, 2009
(Unaudited)
In millions 2011 2010 2009
Free Cash Flow
Net cash provided by (used for) continuing operations 320.2 $                         270.4 $                         259.9 $
Capital expenditures (73.3) $                         (59.5) $                         (54.1) $
Proceeds from sale of property and equipment 1.3 $                             0.3 $                             1.2 $
Free cash flow 248.2 $                         211.2 $                         207.0 $
Pentair and Subsidiaries
Reconciliation of the GAAP "As Reported" Operating Income to the "Adjusted" EBITDA for the years ending December 31
(Unaudited)
Pro Forma *
In millions
2011 2012
Operating income - as reported 168.5 $                  580.0
Adjustments:
Deal related costs and restructuring 21.2 130.0
Inventory step-up and customer backlog 13.4 160.0
Goodwill 200.5 —
Operating income - as adjusted 403.6 870.0
Depreciation and amortization 108.1 275.0
EBITDA 511.7 $                  1,145.0 $
*  The pro forma information includes a full year of Tyco Flow financials (calendarized to a December 31 year-end).
as if the merger took place on January 1, 2012.